VF 3/18/04

AH 3/16/2004 **

04015887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 65478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/27/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Securities Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristen Bolduc 617-937-1894
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/04

OATH OR AFFIRMATION

I, Kristen Bolduc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Securities Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer and FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Securities Services, Inc.
(SEC. I. D. No. 8-65478)
A wholly-owned subsidiary of Investors Bank & Trust Company

Statements of Financial Condition
As of December 31, 2003 and 2002
And Independent Auditors' Report
And Supplemental Report on
Internal Control

Filed pursuant to Rule 17a-5(e)(3)
As a Public Document

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Investors Securities Services, Inc.
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Investors Securities Services, Inc. (the "Company") as of December 31, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2004

INVESTORS SECURITIES SERVICES, INC.
Statements of Financial Condition
December 31, 2003 and 2002
(Dollars in thousands)

	December 31, 2003	December 31, 2002
Assets		
Cash and cash equivalent	$ 1,042	$ 482
Accrued revenue – broker dealer fees	34	9
Prepaid services	31	9
Clearing broker-dealer deposit	100	-
Total assets	$ 1,207	$ 500
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 111	$ 1
Due to parent	43	-
Total liabilities	154	1
Stockholder's Equity:		
Common stock, par value $0.01 (shares authorized: 1,000 at 2003 and 2002; issued and outstanding: 1,000 at 2003 and 2002)	-	-
Additional paid-in capital	500	500
Retained earnings (deficit)	553	(1)
Total stockholder's equity	1,053	499
Total Liabilities and Stockholder's Equity	$ 1,207	$ 500

See Notes to Statements of Financial Condition.

1. Business

Investors Securities Services, Inc. (the 'Company') is a Massachusetts corporation and a fully disclosed, introducing broker-dealer and is a member of the National Association of Securities Dealers, Inc. ('NASD') which received regulatory approval to begin operations on or about November 27, 2002. The Company is 100% owned by Investors Bank & Trust Company ('IBT') which is wholly-owned by the ultimate parent, Investors Financial Services Corp (IFSC). The Company accepts customer orders, but elects to clear the orders through a clearing broker-dealer and offers a commission recapture program. There are no margin accounts, short selling or market making activities. The Company is responsible for monitoring performance of customers and is responsible if customers do not meet their obligations to the clearing broker.

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

2. Summary of Significant Accounting Policies

Investment in Securities – The Company had no investments in securities as of December 31, 2003 and 2002.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

3. Related Party Transactions

Since inception through November 30, 2003, the Company entered into a management agreement with IBT to receive certain administrative functions including payroll administration, general accounting, legal services and human resource services. As a result of this management agreement, all costs were paid by IBT with no reimbursement by the Company. As such, costs associated with the services provided are not reflected in the financial statements of the Company. Beginning December 1, 2003, the Company revised its management agreement with IBT to continue to receive certain administrative functions including payroll administration, general accounting, legal services and human resource services. As a result of this revised management agreement, the Company is now billed a management fee each month by IBT as required by Notice to Members 03-63. Overhead expenses are a component of the management fee calculation. Included within the Due to Parent balance as of December 31, 2003 was $42,000 relating to the management fee.

4. Net Capital Requirements

The Company is required to maintain minimum net capital as calculated by the Security and Exchange Commission's Uniform Net Capital Rule 15c3-1. Essentially, net capital is defined as stockholders' equity and subordinated indebtedness, less certain deductions for assets that are not readily convertible into cash. The Company is required to meet a net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $250,000 as of December 31, 2003 and the greater of 12.5% or $25,000 as of December 31, 2002. The minimum net capital requirement was $250,000 and $25,000 on December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Company's net capital exceeded requirements by $772,000 and $465,000, respectively. The aggregate indebtedness to net capital ratio was 0.15 to 1 and 0.0029 to 1 at December 31, 2003 and 2002, respectively.

5. Income Taxes

Income tax expense is based on estimated taxes payable or refundable on a tax return basis for the current year and the changes in deferred tax assets and liabilities during the year. Deferred tax assets and liabilities are established for temporary differences between the accounting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

5. Income Taxes (continued)

The Company is a participant in a tax sharing agreement between IFSC. Per the terms of this agreement, the Company is responsible for computing its federal income tax liability as if it had filed a separate return and the Company is responsible for making all required tax liability payments to IFSC. Any deferred tax asset or liability of the Company will remain on the books of the Company and shall not be credited to IFSC. IFSC will remit or collect all required tax payments or refunds on behalf of the Company and allocate the portions attributable to the Company based upon the consolidated return through the Company's due to/due from account.

6. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the provisions of Section (k)(1) thereof and from Rule 17a-13 under the provision of paragraph (a) thereof.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
Investors Securities Services, Inc.:

In planning and performing our audits of the financial statements of Investors Securities Services, Inc. (the "Company") for the year ended December 31, 2003 and for the period from the commencement of operations (November 27, 2002) through December 31, 2002 (on which we issued our report dated February 27, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and to ensure that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2004